

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 30, 2010

Mr. Gilbert Hu
Chief Executive Officer
AltiGen Communications, Inc.
410 East Plumeria Drive
San Jose, California 95134

> **RE:** **AltiGen Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 28, 2009, as amended April 30, 2010**
> **File No. 001-34291**

Dear Mr. Hu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director